Exhibit 99.1

RIO ALTO PRODUCES A RECORD 222,255 OUNCES OF GOLD IN 2014

For Immediate Release	January 12 , 2015

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM) is pleased to announce that its La Arena Gold Mine produced and sold 57,908 ounces of gold during the three months ended December 31, 2014. 222,255 ounces of gold were poured for the twelve months ended December 31, 2014 compared to guidance of 200,000 to 220,000 ounces for the year.

Ore and waste production from the La Arena Gold Mine for the fourth quarter of 2014 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	3,389,691	0.60	2,399,539	0.60	990,152	0.01
Waste mined	3,656,417		3,831,410		(205,993)

	Actual	Planned	Difference
Strip ratio	1.08	1.60	(0.52)

Ounces poured	57,908	49,628	8,280

Ore and waste production from the La Arena Gold Mine for 2014 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	15,274,666	0.52	11,576,660	0.62	3,698,006	(0.10)
Waste mined	17,332,139		18,885,439		(1,553,300)

	Actual	Planned	Difference
Strip ratio	1.13	1.63	(0.50)

Ounces poured	222,255	208,022	14,233

2015 Production and Cost Guidance

The Company forecasts its La Arena Gold Mine will produce between 210,000 and 220,000 ounces of gold in 2015 at adjusted operating costs as defined by the World Gold Council (“WGC”) to be in the range of $570 to $600 per ounce of gold sold. WGC All-in sustaining costs – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $730 to $765 per ounce and WGC all-in costs within a range of $740 to $775 per ounce for the year.

The 2015 production forecast and operating cost estimates are based on the following assumptions:

  Combined gold recovery of 83.4 per cent from the run of mine, dump leach operation;

  Average grade: 0.59 gpt Au;

  Waste-to-ore ratio of 1.37:1;

  Diesel of $3.90 per gallon; and

  Peruvian Sol: United States dollar foreign exchange rate of 2.9:1.

Rio Alto’s 2015 cost per ounce projection is based on sales of between 210,000 and 220,000 ounces of gold and the following cost estimates:

	$(000’s)	Per Ounce
Mining	62,592
Processing & power	14,954
Worker profit participation	8,040
Mine & Lima administration	39,756
Refining costs net of silver revenue	881
Adjusted operating costs	126,223	$570 to $600
Corporate administration	3,549
Reclamation	1,500
Sustaining capital	29,146
All-in sustaining costs	160,418	$730 to $765
Phase II capital	926
Exploration	1,200
Other	500
Total All-in Costs	163,044	$740 to $775

The Company expects these parameters to fluctuate during the year. The 2015 forecast should be treated as full-year average estimates. Quarterly results will vary from these estimates.

Looking beyond 2015 guidance, the Company will release an update of the gold oxide and copper/gold sulphide resources and reserves at La Arena in late January. In conjunction with this resource/reserve update, the Company will release results and details of the pre-feasibility study for its La Arena Phase II project.

2015 Sustaining Capital Budget

The 2015 La Arena sustaining capital budget is $29.1 million and includes the key items outlined below:

Pad & Waste Dump Construction	$ 14.9 million
Processing Plant Modifications	$ 2.2 million
Community Relations	$ 2.6 million
Permits & Engineering	$ 1.4 million
Land Purchases	$ 6.0 million
Other	$ 2.0 million

2015 Exploration strategy and budget

The Company has had a successful year in adding ounces through exploration. For 2015 the Company has decided to be prudent with its cash and reduce further oxide gold exploration until the current volatility of the gold price stabilizes. A total of $7.4 million was originally budgeted to further test extensions to gold oxide mineralization around the Calaorco open pit. The budget will be reduced to $1.2 million for 2015. The Company will advise the market if and when it feels market conditions have improved enough to re-initiate exploration at La Arena.

Shahuindo Development Plan

The Company reiterates its plans to commence construction at its Shahuindo Project during 2015 with the objective of producing first gold by January 2016. A financing package for the first stage of construction at Shahuindo is currently being finalized and will be announced shortly.

“Exceeding our 2014 gold production guidance has been a great achievement given the current low gold price environment. The hard work and focus of the Lima based management team and mine operations personnel to achieve this result allows Rio Alto to stand out from its peers as a solid, performance oriented, high margin mid-tier gold producer. The forecasted performance at La Arena and the development plans for Shahuindo during 2015 all bode well for the Company’s future. The board of directors would like to express its appreciation for the commitment and effort of everyone involved in achieving the Company’s solid performance during 2014 and looks forward to an exciting and productive 2015 at both La Arena and Shahuindo”, commented Alex Black, President & CEO.

Rio Alto intends to release its Q4 and 2014 financial results on March 16, 2015.

The Company's exploration programs are designed and managed by Enrique Garay, M Sc. P.Geo. (AIG Member), Vice President Geology of Rio Alto who is a qualified person within the meaning of National Instrument 43-101 of the Canadian securities regulators and who has reviewed the contents of this news release.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected timing for completion of a feasibility study, future production, capital spending plans, exploration programs and cost performance and the timing for the preparation of an updated oxide resource and reserve estimate. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Corporate Communications
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com